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                                                                      EXHIBIT 21





                        SUBSIDIARIES OF THE REGISTRANT



  The following is a list of subsidiaries of the Registrant:

           Registrant and Parent:
             Rowan Companies, Inc.

           Wholly-Owned Subsidiaries of Registrant:
             Era Aviation, Inc., a Washington corporation
             Rowan International, Inc., a Panamanian corporation
             Rowandrill, Inc., a Texas corporation
             Rowan Drilling Company, Inc., a Texas corporation
             Atlantic Maritime Services, Inc., a Texas corporation Rowan Petroleum, Inc., a Texas corporation
             LeTourneau, Inc., a Texas corporation


   Note: Certain subsidiaries have been omitted from this listing because such subsidiaries, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.